                                Filed by Alamosa Holdings, Inc. pursuant to Rule
                                425 under the Securities Act of 1933, as amended

                                Subject Company: AirGate PCS, Inc.
                                Exchange Act File Number of
                                Subject Company: 000-27455

                                      ####

The following presentation was made by Alamosa Holdings, Inc. on January 11,
2005:

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE
APCS
NASDAQ
LISTED
A Time For Everything

David E. Sharbutt

Chairman & Chief Executive Officer

15th Annual Global Entertainment, Media &
Telecommunications Conference

January 9-12, 2005

Scottsdale, Arizona

Safe Harbor Provisions

This document contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"),  including future financial and operating results; (2) statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets,"
"projects" and similar expressions. Such statements are based upon the current beliefs and expectations of
Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8) changes in Sprint's national service plans or fee structure with Alamosa or AirGate; (9)
change in population; (10) difficulties in network construction; (11) increased competition in Alamosa's and
AirGate's markets; and (12) adverse changes in financial position, condition or results of operations.
Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K of
AirGate and in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa
filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-
looking statements.

Safe Harbor Provisions (continued)

On December 22, 2004, Alamosa filed a registration statement with the Commission containing Alamosa's and AirGate's preliminary joint proxy statement/prospectus regarding the proposed merger with AirGate.
Stockholders are urged to read the Preliminary joint proxy statement/prospectus regarding the proposed transaction, And the definitive joint proxy statement/prospectus when it becomes available Because it contains, or will contain, important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the
Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-
1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303,
Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding
Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and
Exchange Commission by Alamosa on April 23, 2004, and information regarding

AirGate's directors and executive officers is available in the proxy statement filed with the Securities and
Exchange Commission by AirGate on March 5, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus filed by Alamosa with the Securities and Exchange
Commission on December 22, 2004, and other relevant materials to be filed with the Securities and
Exchange Commission when they become available.

Investment Highlights-
Why Wireless/Why Alamosa?

4

Wireless Industry

Current industry trends strong;
Future industry trends also appear
strong

Execution key to performance and
cash flow

Attractive assets

Critical footprint to Sprint &
attractive markets

Favorable Affiliation Agreements

Experienced management team

Strong financial position

Strong capital structure

Development of cash flow

Profitable growth strategy

Consolidation is now a Reality

Moses Lake
Yakima
Pendleton
Bend
Coos Bay
Roseberg
Medford
Klamath Falls
Eau Claire
Stevens Point
Green Bay
La Crosse
Sheboygan
St. Joseph
Hannibal
Manhattan
Salina
Columbia
Emporia
Pueblo
Rolla
Joplin
Springfield
Cape Girardeau
Farmington
Stillwater
Fayetteville
Gallup
Santa Fe
Kingman
Flagstaff
Amarillo
Elk City
McAlister
Prescott
Albuquerque
Lawton
Clovis
Ardmore
Roswell
Lubbock
Alamogordo
Abilene
Las Cruces
Yuma
Midland
Sierra Vista
San Angelo
Del Rio
Eagle Pass
Laredo
Alamosa PCS Licensed BTA's

15.8 million POPs

12.3 million covered POPs

15 states

74 cities

915,000 subscribers *

Less penetrated

Less competition

Favorable roaming position

Attractive demographics

Attractive Markets

Alamosa’s Footprint

Note: *  As of December 31, 2004

5

Critical Footprint to Sprint

Experienced Management Team

Officer

Management

Experience

Years of

Experience

David Sharbutt

Chairman & CEO

SBC, telecom

consulting

32

Kendall Cowan

CFO

Coopers & Lybrand,

public accounting

30

Steven Richardson

COO

Cingular, SBC, PacBell

28

Anthony Sabatino

CTO

Sprint PCS

 (national

RF director)

26

Loyd Rinehart

SVP –

Corp. Fin

Various senior finance

positions

30

Margaret Couch

CIO (Integration)

Human resources

consulting

27

6

First Sprint PCS
affiliate to achieve
positive cash flow

Successfully
transformed
capital structure

First to
renegotiate Sprint
agreements

Successfully
integrated three
acquisitions

Strong Financial Position

Cash & Investments of $160 million

Cash flow positive

No debt principal payments until
2009

Cash flow increasing with subscriber
growth and roaming revenue

Net debt declining

7

Strong Third Quarter 2004 Results-
“Executing with Excellence”

Stable ARPU** (w/o Roaming)
$57

Roaming Revenue increased
14% (average $24 per
subscriber)

Stable Cash Cost Per User
(CCPU)** (w/ Roaming) $45

Lower Cost Per Gross
Addition (CPGA)** $351

Stable average monthly
customer churn-2.4%

Better than expected level of net
customer additions-53,000

Increased Sprint PCS Vision
attachment rate (Q3 ’04) ~ 54%

Efficient fixed asset
expenditures-$22.8 million

8

NOTES:

**            See appendix for reconciliation of Adjusted EBITDA, ARPU/CCPU

60
50
40
30
20
10
0
30%
25%
20%
15%
10%
5%
0%
$3.1
$6.4
$5.4
$12.1
$17.1
$30.2
$31.9
$37.3
$33.9
$48.3
$45.9
Q1 '02
Q2 '02 (1)
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Adjusted EBITDA
Adjusted EBITDA MARGIN

Rapid Growth in Adjusted EBITDA*

NOTES:

1              Excludes one-time access revenue adjustment of $5.4 million.

*              See appendix for reconciliation of adjusted EBITDA

9

Svc. Revenue
Adj. EBITDA
$600
$500
$400
$300
$200
$100
$0
Millions
$443
$79
$556
$128
1st 9 months 2003
1st 9 Months 2004

Chg. Svc. Revenue
Chg. Adj. EBITDA
$113
$49
$120
$100
$80
$60
$40
$20
$0
Millions
1st 9months 2003 - 1st 9 months 2004

Improving Profit Profile
Incremental Change (Svc. Revenue & Adj. EBITDA** (’03-’04))

10

20%
Margin

23%
Margin

43%
Margin

NOTES:

**            See appendix for reconciliation of Adjusted EBITDA, ARPU/CCPU

Profitable Growth Strategy

Execute the Plan

Growth with right economics

Drive scale through business

Enhance Value of
Customers

Increased distribution

Increased 2 year contracts

Expand Network Prudently

Roaming opportunities

In-market expansion

11

1000
900
800
700
600
500
400
300
200
100
0
166
503
622
727
773
813
866
915
2000
2001
2002
2003
Q1 '04
Q2 '04
Q3 '04
Q4 '04

$700
$600
$500
$400
$300
$200
$100
$0
$74
$330
$532
$603
$556
2000
2001
2002
2003
Q1-Q3'04

4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3.1%
3.2%
3.8%
3.4%
3.0%
2.5%
2.9%
2.5%
2.4%
2.1%
2.4%
2.3%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

80%
70%
60%
50%
40%
30%
20%
10%
0%
61%
63%
67%
71%
72%
75%
76%
77%
76%
76%
74%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Service Revenues ($ mm)

Prime Subscriber %

Monthly Churn %

Subscribers (000s)
(at period end)

2002

2003

2002

2003

2003 Avg

2002 Avg

Execute The Plan-
  Growth with Right Economics

2004

2004

12

2004 Avg

Base ARPU/CCPU (excl. travel)
$75
$60
$45
$30
$15
$0
$60
$62
$63
$60
$59
$59
$60
$57
$55
$57
$57
$55
$56
$56
$57
$53
$46
$44
$47
$39
$40
$43
$39
$36
$35
$34
$30
$31
$30
$32
Q1
Q2
Q3
Q4
Q1
Q2 (1)
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Execute the Plan-

Drive Scale through the Business

Per Subscriber Economics

NOTES:

1

Excludes one-time access revenue adjustment of $5.4 million.

2

Customer retention costs, reclassified to CCPU starting in 2002.  Impact on periods prior to 2002 was immaterial.

3

See appendix for reconciliation/calculation of ARPU/CCPU

2001

2002

2003

2

2004

13

Non-Sprint
Sprint
Wholesale/Resale
Roaming MOUs
millions
$70
$60
$50
$40
$30
$20
$10
$0
900
800
700
600
500
400
300
200
100
0
$32
$35
$41
$43
$43
$52
$59
$23
$25
$29
$29
$30
$36
$40
$1
$1
$1
$2
$3
$6
$9.6
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2004

Historical Roaming Trends

Numerous NPV-positive roaming sites identified

Fixed voice roaming rate with Sprint PCS – $0.058 per minute through 2006

Favorable Sprint PCS travel ratio (1.15 to 1.0 in Q3 ‘04)

Additional future revenue from Qwest, Virgin Mobile and AT&T

2003

14

$8

$11

$9

$9

$10

$12

$10

Expand Network Coverage Prudently-

Profitable Roaming Position

$9.5

Legend
Coverage Boundaries
Alamosa PCS EOY 2003 Coverage
Alamosa PCS 3Q 2004 Coverage
Alamosa PCS 2005 Coverage Expansion
Sprint PCS Current Coverage
Alamosa PCS Licensed BTA's

15

Expand the Network Prudently
Expected Alamosa PCS Coverage 2004-2005

cingular WIRELESS

AT&T Wireless

cingular raising the bar

Sprint

NEXTEL

ALAMOSA PERSONAL COMMUNICATIONS SERVICE

AirGate PCS "Clearly the Future"

ALAMOSA PERSONAL COMMUNICATIONS SERVICE

Wireless Consolidation-
It is Now a Reality!

16

National

Affiliates

46 Million Customers

97 of Top 100
Markets

35 Million Customers

$34 Billion in LTM
Revenues

23 Million Lic.
Pops/19 Million
Covered Pops

1.2MM Customers

Sprint-Nextel

Legend
Nextel Communications Coverage
Nextel Partners Coverage
Alamosa / Airgate Licensed BTAs

Overlap of Nextel/Nextel Partners with
Alamosa (including AirGate)

17

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

Creation of the Premier
Sprint Affiliate

Sector leading combination

Creation of the premier Sprint Affiliate

Over 23 million total POPs, 18 million covered POPs and 1.25 million subscribers

Pro forma size should appeal to a broader investor base

Alamosa is the strongest Sprint Affiliate

Consistently strong operating results - strongest balance sheet

Enables combined company to further rationalize pro forma capital structure to the benefit of each companies’ shareholders

Management team with a proven track record of successful integrations of acquisitions

Integrated over $690 million1 of acquisitions since 2000

Earnings power better than sum of parts

Estimated annual operational synergies of approximately $10.0 million

Additional scale benefits

Lower cost of capital

Platform for future organic and external growth

Pro forma company will be far and away the largest Sprint Affiliate on all metrics

Enhances relationship with Sprint

Note:

1    Based on Alamosa’s stock price prior to the announcement of each transaction

18

ALAMOSA PERSONAL COMMUNICATIONS SERVICE

AirGate PCS "Clearly the Future"

Merger Beneficial to
All Shareholders

AirGate Shareholders

Attractive valuation

Immediate increase in liquidity

Opportunity to receive a portion
of proceeds in cash

Strong Alamosa currency
offered

Most liquid stock in Sprint
Affiliate sector

Largest market capitalization
of the Sprint Affiliates

Best trading fundamentals of
any Sprint Affiliate

Significant coverage from
Wall Street research analysts

Alamosa Shareholders

Pro forma Company is better
positioned to grow and create
shareholder value

Accretive on all key metrics

POPs, Subscribers,
EBITDA, FCF

Positions Alamosa as the
sector consolidator

Proven track record of value
creation through acquisitions

Roberts Wireless
Communications

Washington Oregon
Wireless

Southwest PCS

19

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

AirGate
Alamosa

Strong Pro Forma Footprint

20

The pro forma Company will be the premier and largest Sprint
     Affiliate

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

Positioned for Sector Leadership

Industry leading combination with significantly increased scale

Net Adds (000s) – Q3 04

Covered POPs (mm)

Total POPs (mm)

EOP Subscribers (000s) – Q3 04

Source:  Alamosa’s 2004 reported data and Company Guidance, Wall Street research and publicly reported data from AirGate PCS.

21

1,251

866

449

385

383

241

231

185

0

200

400

600

800

1,000

1,200

1,400

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

IWO

HZPS

62

53

18

9

8

7

5

(6)

-10

10

30

50

70

APCS +

PCSA

APCS

UPCS

PCSA

IPCX

UNWR

IWO

HZPS

23.2

15.8

11.3

10.0

7.8

7.5

7.4

6.3

0.0

4.0

8.0

12.0

16.0

20.0

24.0

APCS +

PCSA

APCS

UNWR

UPCS

IPCX

HZPS

PCSA

IWO

18.4

12.3

8.1

7.9

6.1

5.9

5.7

4.8

0.0

4.0

8.0

12.0

16.0

20.0

APCS +

PCSA

APCS

UNWR

UPCS

PCSA

IPCX

HZPS

IWO

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE
AirGate PCS
"Clearly the Future"

Positioned for Sector Leadership

Strong pro forma cash flow generation

Does not reflect pro forma impact of estimated annual synergies

LTM EBITDA (mm)

CY 2004 EBITDA (mm)

LTM EBITDA – Capex (mm)

CY 2004 EBITDA – Capex (mm)

Source:  Alamosa’s 2004 reported data and Company Guidance, Wall Street research and publicly reported data from AirGate PCS.

22

$136

$90

$48

$46

$44

$17

$0

$50

$100

$150

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

$133

$86

$60

$47

$31

$24

$0

$50

$100

$150

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

$227

$166

$79

$63

$62

$36

$28

$0

$50

$100

$150

$200

$250

APCS +

PCSA

APCS

UNWR

UPCS

PCSA¹

IPCX

HZPS²

Notes:

1

Excludes $11.7 million special settlement credit from the resolution of previous disputes with Sprint

2

Excludes effects of operation in NTELOS markets

$247

$180

$76

$71

$67

$32

$27

$0

$50

$100

$150

$200

$250

APCS +

PCSA

APCS

UNWR

UPCS

PCSA

IPCX

HZPS²

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

Transaction Terms

Q1 2005

Expected Closing:

Alamosa and AirGate shareholders

Sprint

Hart-Scott-Rodino antitrust approval

Required Approvals:

$630 million, based on closing prices of Alamosa &
AirGate on December 7, 2004

Includes assumption of approximately $238 million of net
debt

AirGate shareholders can elect cash consideration if
desired

Based on Alamosa’s trailing 10-day average price prior
to closing

Cash consideration capped at $100 million subject to
proration

Restricted stock & options settled in cash

Election period from mailing of proxy to day prior to
AirGate shareholder meeting

Purchase Price:

Cash Election:

2.87 Alamosa shares per AirGate share

$33.01 per AirGate share based on Alamosa closing price
of $11.50 on December 7, 2004

Consideration:

23

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

Implied Valuation

Assuming 100% stock consideration, AirGate shareholders will own approximately 18.1%1 of the pro forma company

Alamosa would issue approximately 33.8 million shares2 to
AirGate shareholders

Implied valuation based on 12/7/04 Alamosa share price

Price per AirGate share of $33.01

Equity value of $392 million

Enterprise value of $630 million

Implied market multiples:

Enterprise value / Total POPs = $85

Enterprise value / Covered POPs = $103

Enterprise value / LTM EBITDA = 10.1x

Enterprise value / LTM EBITDA - Capex = 13.6x

Note:

1    Alamosa’s convertible preferred stock included on an as-converted basis

2    Restricted stock units will receive cash consideration and in-the-money options outstanding will receive a cash payment equal to the excess of the per share price over the exercise price

24

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"

                $94.0

          $14.1 1

                $79.9

LTM Capex (mm)

            $227.1

          $61.5 1

            $165.5

LTM EBITDA (mm)

            $302.9

          $91.5

            $211.4

CY Q3 Total Revenue (mm)

Combined

AirGate

Alamosa

                $63.0

          $17.1 1

                $45.9

CY Q3 EBITDA (mm)

      $1,085.6

      $336.1

            $749.5

LTM Total Revenue (mm)

Financial:

                    62.3

                  9.3

                   53.0

CY Q3 Net Additions (000s)

                  6.8%

             6.2%

         7.0%

   Penetration of Covered POPs

1,250,537

     384,537

       866,000

EOP Subscribers (9/30/04)

                    18.9

                  6.1

                     12.82

Covered POPs (mm)

                    23.2

                  7.4

                    15.8

Total POPs (mm)

Operating:

Historical Operating &
Financial Highlights

Notes:

1         Excludes an approximately $10.9 million one time adjustment related to the settlement with Sprint

2         Based on 2004 Guidance from Alamosa

25

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE
AirGate PCS
"Clearly the Future"

Pro Forma Capitalization

26

($ in millions)

$0.0

Max

9/30/2004

9/30/2004

Cash Scenario

Coupon

Maturity

Alamosa

AirGate

1

Adj.

Pro Forma

Cash & Equivalents

$159.6

$105.8

($123.1)

$142.4

Capital Lease

$0.9

-

$0.9

Senior Secured Floating Rate Notes

L+3.75

10/15/2011

-

$175.0

175.0

Senior Subordinated Secured Notes

9.375%

9/1/2009

-

159.0

159.0

Senior Notes

8.500%

1/31/2012

250.0

-

250.0

Senior Notes

11.000%

7/31/2010

250.9

-

250.9

Senior Notes

12.500%

2/1/2011

11.6

-

11.6

Senior Notes

13.625%

8/15/2011

2.3

-

2.3

Senior Discount Notes

12.000%

7/31/2009

211.8

-

211.8

Senior Discount Notes

12.875%

2/15/2010

6.1

-

6.1

Total Debt

$733.7

$334.0

$1,067.7

Senior Secured Debt

    / LTM EBITDA

0.0x

5.4x

1.5x

Total Debt

    / LTM EBITDA

4.4x

5.4x

4.7x

Net Debt

    / LTM EBITDA

3.5x

3.9x

4.1x

LTM EBITDA

2

$165.5

$61.5

$227.1

Source: S-4, 12/22/04

Note:

1  Pro forma for offering of $175 million Senior Secured Floating Rate notes.

    Proceeds used to repay senior credit facility and redeem its existing 13.5% Senior Subordinated notes

2  Excludes $11.7 million special settlement credit from the resolution of previous disputes with Sprint

ALAMOSA PERSONAL COMMUNICATIONS SERVICE

AirGate PCS "Clearly the Future"

Accretive Transaction

The transaction is EBITDA per share accretive to
    Alamosa’s shareholders

17% accretive to 2004 EBITDA per share on a pro
forma basis (all stock consideration)

Pro forma for the impact of estimated annual synergies

Source: Alamosa’s 2004 data per Company’s guidance.  AirGate’s 2004 data per consensus Wall Street research

2004E EBITDA Accretion

Note:

1    Alamosa’s convertible preferred stock included on an as converted basis

Alamosa Pro Forma

Alamosa

Stock &

Stand Alone

All Stock

$100mm Cash

Pro Forma Shares Outstanding (mm)

153.3

187.1

178.4

EBITDA

2004E EBITDA (mm)

$180.0

$246.5

$246.5

Operating Synergies

-

10.0

10.0

Pro Forma 2004E EBITDA (mm)

$180.0

$256.5

$256.5

EBITDA / Share

1.17

1.37

1.44

2004 EBITDA Accretion per Share

-

17%

22%

27

2004 GUIDANCE

Full year 2004 Adjusted EBITDA*  of  approximately $180
million

Fixed asset additions of $90 million

Penetration of Alamosa markets to be in the range of 7.1 to
7.4 percent by year-end 2004. Covered pops expected to be
approximately 12.8 million

Full year churn of 2.4% percent or lower

28

Summary

29

Wireless Industry

Current industry trends strong;
Future industry trends also appear
strong

Execution key to performance and
cash flow

Attractive assets

Critical footprint to Sprint &
attractive markets

Favorable Affiliation Agreements

Experienced management team

Strong financial position

Strong capital structure

Development of cash flow

Profitable growth strategy

Consolidation is now a Reality

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE
A Time For Everything

Appendix

Calculation of Adjusted EBITDA*

      Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) are defined as net loss plus taxes, net interest expense, depreciation expense, amortization expense and other non-cash expense items. Adjusted EBITDA is a measure used by the investment community in the telecommunications industry for comparability and is not intended to represent the results of our operations in accordance with GAAP.

30

Q3 2004

Q2 2004

Q1 2004

Q4 2003

Q3 2003

Q2 2003

Q1 2003

2002

2001

Net Income/Loss

$2,168

($10,706)

($12,548)

(8,142)

$

(17,510)

$

(18,663)

$

(30,531)

$

(403,349)

$

(147,423)

$

Income tax benefit

-

240

317

(2,235)

(5,446)

(4,480)

(5,768)

(67,086)

(80,441)

Net interest expense

18,844

18,731

18,067

20,780

26,332

25,702

26,152

99,404

70,066

Depreciation and amortization

25,886

25,523

27,384

27,959

28,235

27,419

26,882

105,121

94,722

Non-cash compensation

30

25

26

251

45

199

41

29

(916)

Gain (Loss) on derivative instruments

(1,200)

11,926

           (12,672)

(2,858)

-

-

-

-

-

Impairment of goodwill

-

-

-

-

-

-

-

291,635

-

Impairment of property and equipment

172

2,604

306

1,558

291

34

360

1,194

-

Loss on debt extinguishment

-

-

13,101

-

-

-

-

5,472

Adjusted EBITDA

45,900

48,343

33,981

37,313

31,947

30,211

17,136

26,948

(58,520)

Provision for bad debts

3,489

2,179

1,935

2,351

1,100

3,500

6,500

40,285

17,490

Non-cash accretion of ARO

48

46

45

41

524

-

-

-

-

Debt exchange expenses

-

-

-

5,166

2,332

1,196

-

-

-

Non-cash interest items

6,525

6,277

6,273

7,728

10,123

9,898

9,653

36,773

32,022

Interest expense, net

(18,844)

(18,731)

           (18,067)

(20,780)

(26,332)

(25,702)

(26,152)

(99,404)

(70,066)

Cash income taxes

(240)

               (317)

-

-

-

-

-

-

Working capital changes

(10,362)

3,615

            (3,653)

(11,928)

(4,923)

(2,525)

(3,015)

(31,179)

(34,681)

Cash flow from operating activities

26,756

$

41,489

$

20,197

$

19,891

$

14,771

$

16,578

$

4,122

$

(26,577)

$

(113,755)

$

Calculation of ARPU/CCPU

31

Q3 2004

Q2 2004

Q1 2004

Q4 2003

Q3 2003

Q2 2003

Q1 2003

2002

2001

Net Income/Loss

$2,168

($10,706)

($12,548)

(8,142)

$

(17,510)

$

(18,663)

$

(30,531)

$

(403,349)

$

(147,423)

$

Income tax benefit

-

240

317

(2,235)

(5,446)

(4,480)

(5,768)

(67,086)

(80,441)

Net interest expense

18,844

18,731

18,067

20,780

26,332

25,702

26,152

99,404

70,066

Depreciation and amortization

25,886

25,523

27,384

27,959

28,235

27,419

26,882

105,121

94,722

Non-cash compensation

30

25

26

251

45

199

41

29

(916)

Gain (Loss) on derivative instruments

(1,200)

11,926

(12,672)

(2,858)

-

-

-

-

-

Subscriber Revenue

143,623

$

133,569

$

124,746

$

117,157

$

116,665

$

114,550

$

104,024

$

391,927

$

231,145

$

Travel Revenues

59,106

51,705

43,153

42,816

41,126

35,040

31,790

139,843

99,213

Total Service Revenues

202,729

$

185,274

$

167,899

$

159,973

$

157,791

$

149,590

$

135,814

$

531,770

$

330,358

$

Average Subscribers

839,000

794,000

748,000

707,000

685,000

665,000

635,000

566,500

315,000

Average Revenue Per User (ARPU)

57

$

56

$

56

$

55

$

57

$

57

$

55

$

58

$

61

$

ARPU with Roaming

81

$

78

$

75

$

75

$

77

$

75

$

71

$

78

$

87

$

Costs

Cost of service and operations

99,250

91,062

$

86,216

$

74,303

$

83,313

$

80,282

$

79,317

$

343,468

$

237,843

$

Less:  Roaming expense

(33,675)

(29,158)

(27,176)

(24,007)

(23,847)

(20,898)

(18,808)

(96,352)

(83,344)

General and administrative expenses

5,861

5,706

5,717

3,786

4,084

4,722

3,665

15,243

13,853

Debt exchange expenses

-

-

-

5,166

2,332

1,196

-

-

-

Upgrade costs in selling and marketing expenses

8,876

4,901

4,680

4,152

3,058

3,671

3,939

10,213

-

80,312

$

72,511

$

69,437

$

63,400

$

68,940

$

68,973

$

68,113

$

272,572

$

168,352

$

Average Subscribers

839,000

794,000

748,000

707,000

685,000

665,000

635,000

566,500

315,000

Cash Cost Per User (CCPU)

32

$

30

$

31

$

30

$

34

$

35

$

36

$

40

$

45

$

CCPU with Roaming

45

$

43

$

43

$

41

$

45

$

45

$

46

$

54

$

67

$

Calculation of CPGA

32

Q3 2004

Q2 2004

Q1 2004

Q4 2003

Q3 2003

Q2 2003

Q1 2003

2002

2001

Selling & Marketing Expenses

40,090

31,839

30,993

28,095

29,801

26,584

28,146

119,059

110,052

Less Upgrade costs in selling & marketing

(8,876)

(4,901)

(4,680)

(4,152)

(3,058)

(3,671)

(3,939)

(10,213)

-

Cost of Products Sold

20,265

16,379

19,783

19,495

14,913

12,399

12,844

50,974

53,911

Product Sales Revenue

(8,637)

(8,055)

(8,791)

(8,185)

(8,599)

(5,804)

(5,294)

(23,922)

(26,781)

Total Cost of Acquisition

42,842

35,262

37,305

35,253

33,057

29,508

31,757

135,898

137,182

Gross Activation

122,000

97,000

104,000

93,000

81,000

79,000

93,000

370,000

410,000

Cost Per Gross Activation (CPGA)

351

$

364

$

359

$

379

$

408

$

374

$

341

$

367

$

335

$

David E. Sharbutt

Chairman & Chief Executive Officer

15th Annual Global Entertainment, Media &
Telecommunications Conference

January 9-12, 2005

Scottsdale, Arizona